SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)

(Amendment No. 7)[*]

COMMUNITY HEALTH SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

203668108
(CUSIP Number)

Jason W. Soncini, Esq
Deputy General Counsel
c/o Shanda Investment Management
303 Twin Dolphin Drive, #6054
Redwood City, California 94065
650-656-9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

____________________________________

[*]       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203668108	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,984,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,984,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,984,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 119,620,952 shares of Common Stock outstanding as of October 22, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 28, 2020.

CUSIP No. 203668108	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,984,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,984,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,984,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%(1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 119,620,952 shares of Common Stock outstanding as of October 22, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 28, 2020.

CUSIP No. 203668108	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Shanda Global Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,984,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,984,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,984,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%(1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 119,620,952 shares of Common Stock outstanding as of October 22, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 28, 2020.

CUSIP No. 203668108	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Shanda Global Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,984,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,984,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,984,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%(1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 119,620,952 shares of Common Stock outstanding as of October 22, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 28, 2020.

CUSIP No. 203668108	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Shanda Asset Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,984,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,984,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,984,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%(1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 119,620,952 shares of Common Stock outstanding as of October 22, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 28, 2020.

CUSIP No. 203668108	SCHEDULE 13D/A	Page 7 of 11 Pages

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the Reporting Persons on March 13, 2017 (the “Original Schedule 13D”), as amended by that Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2017 (“Amendment No. 1”), that Amendment No. 2 filed by the Reporting Persons on October 4, 2017(“Amendment No. 2”), that Amendment No. 3 filed by the Reporting Persons on January 11, 2018 (“Amendment No. 3”), that Amendment No. 4 filed by the Reporting Persons on November 13, 2020 (“Amendment No. 4”), that Amendment No. 5 filed by the Reporting Persons on November 25, 2020 (“Amendment No. 5”), and that Amendment No. 6 filed by the Reporting Persons on December 16, 2020 (“Amendment No. 6” and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and the Original Schedule 13D, the “Schedule 13D”).

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

This Schedule 13D is jointly filed on behalf of Tianqiao Chen (“Mr. Chen”), Shanda Media Limited, Shanda Global Investment Limited, Shanda Global Capital Limited (f/k/a Shanda Technology Overseas Capital Company Limited, and Shanda Asset Management Holdings Limited (collectively, the “Reporting Persons” and each a “Reporting Person”). Mr. Chen is a citizen of the People’s Republic of China who holds 100% of the outstanding and issued shares of Shanda Media Limited. Shanda Media Limited owns 70% of all outstanding and issued shares of Shanda Global Investment Limited, which is the sole shareholder of Shanda Global Capital Limited. Shanda Global Capital Limited owns 100% of the outstanding and issued shares of Shanda Asset Management Holdings Limited. Shanda Asset Management Holdings Limited directly holds the Shares (as defined below).

The principal business address of Mr. Chen is 303 Twin Dolphin Drive, #6054, Redwood City, California 94065, United States. The principal business address of Shanda Media Limited is Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands. The principal business address of Shanda Global Capital Limited is Cricket Square, Hutchins Drive, P.O. Box 2681,Grand Cayman, KY1-1111,Cayman Islands. The principal business address of each of Shanda Global Investment Limited and Shanda Asset Management Holdings Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110. Mr. Chen currently serves as the Chairman and Chief Executive Office of Shanda Group, a private investment group. Each of the other Reporting Persons is a private investment holding company affiliated with Shanda Group. Shanda Global Capital Limited is incorporated under the laws of the Cayman Islands. Each of Shanda Media Limited, Shanda Global Investment Limited, and Shanda Asset Management Holdings Limited is incorporated under the laws of the British Virgin Islands.

The name, business address, present principal occupation and citizenship of each director and executive officer of each of the Reporting Persons (other than Mr. Chen) is set forth on Schedule A.

During the last five years, none of the Reporting Persons, and to the best of their knowledge, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price for the shares of Common Stock (the “Shares”) beneficially owned by the Reporting Persons was approximately $73,139,543, inclusive of (i) commissions paid and (ii) with respect to Shares beneficially owned through options that have been exercised, the exercise price of such options, plus the premiums paid for call options (to the extent such options were call options). Such purchase price was funded through internally generated funds of the Reporting Persons.

CUSIP No. 203668108	SCHEDULE 13D/A	Page 8 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:
(a), (b)
As of the date hereof, Shanda Asset Management Holdings Limited held 10,984,473 shares of Common Stock, representing approximately 9.2%of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 119,620,952 shares of Common Stock outstanding as of October 22, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 28, 2020.
Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Shanda Global Investment Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Global Investment Limited. Shanda Global Investment Limited, through its ownership of Shanda Global Capital Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Global Capital Limited. Shanda Global Capital Limited, through its ownership of Shanda Asset Management Holdings Limited, may be deemed to share voting and dispositive power over the Shares directly held by Shanda Asset Management Holdings Limited.
(c) Schedule B sets forth information with respect to each transaction effectuated by Shanda Asset Management Holdings Limited since the filing of Amendment No. 6. Unless otherwise indicated, all transactions were effectuated in the open market through a broker. Other than as set forth on Schedule B, there were no other transactions by the Reporting Persons since the filing of Amendment No. 6.
(d) Not applicable.
(e) Not applicable.

CUSIP No. 203668108	SCHEDULE 13D/A	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

January 20, 2021

TIANQIAO CHEN

/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA GLOBAL INVESTMENT LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA GLOBAL CAPITAL LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA ASSET MANAGEMENT
HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

CUSIP No. 203668108	SCHEDULE 13D/A	Page 10 of 11 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH REPORTING PERSON (OTHER THAN MR. CHEN)

The name, business address, citizenship, present principal occupation of each of the directors of each Reporting Person (other than Mr. Chen), are set forth in the tables below. The business address of each director is located at 303 Twin Dolphin Drive, #6054, Redwood City, California 94065, United States. Each occupation set forth opposite an individual’s name in the following tables refers to employment with Shanda Group. None of the Reporting Persons has any executive officers.

SHANDA MEDIA LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer

SHANDA GLOBAL INVESTMENT LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Chrissy Qian Qian Luo, Singapore	Vice Chairman

SHANDA GLOBAL CAPITAL LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer

CUSIP No. 203668108	SCHEDULE 13D/A	Page 11 of 11 Pages

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 6

Nature of Transaction	Amount of Securities (Sold)	Price Per Share($)	Date of Sale
SHANDA ASSET MANAGEMENT HOLDINGS LIMITED
Sale of Common Stock	(3,557,369)	8.5096	1/15/21